SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 14, 2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: February 15, 2006	By:	/s/ Fabrizio Nardi

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

Ducati Motor Holding Announces 2005 Full Year Results

	01/01/05- 31/12/05	01/01/04- 31/12/04	Var %

Revenues	320.8	363.4	-11.7%
EBIT	(33.6)	9.2	n.a.
Net result	(41.5)	(3.5)	n.a.
Net Debt	(137.0)	(154.0)	n.a.
(Million Euro)

Bologna, February 14th, 2006 – The Board of Directors of Ducati Motor Holding S.p.A. (Borsa Italiana: DMH; NYSE: DMH) approved today the 2005 full year group financial results, which reflect the new strategic direction following recent market developments and unsatisfactory company results.

The key elements in the new strategy are a concentration in the high end of the market, with particular emphasis on improving margins, generating cash flow and reducing the company’s structural costs.

To support the strategic restructuring process, the following have been made available:

-	a Euro 13.0 million restructuring reserve accrual and extraordinary devaluations for a total of Euro 17.0 million

-

a capital increase to be offered to shareholders by way of subscription rights, of up to a total of Euro 80.0 million, for which the Board of Directors intend to exercise the power granted in the Extraordinary Shareholders Meeting on January 26, 2006.

Moreover, agreement was reached between the participating banks, who gave their consensus to the changes to the existing syndicated financing contract as requested by the company and in order to carry out the capital increase and the transfer of the relative majority stake. This consensus is subject to the acquisition by InvestIndustrial Holdings S.A. of 30% less one share of capital stock, and the latter’s commitment to subscribe to said increase in proportion to its own share and the subscription by Unicredit Banca Mobiliare by May 31, 2006 to form a syndicate of stand-by underwriters who will subscribe to any shares that may remain unsubscribed. With reference to the transfer of the above stake, Texas Pacific Group communicated on December 2, 2005 that a preliminary non-binding agreement with InvestIndustrial Holdings S.A. had been signed, and which, to date, has not yet been finalised.

The Group’s financial results are detailed below.

Revenues for 2005 were Euro 320.8 million, down 11.7% compared to 2004. This was due to the reduction in motorcycle volumes, combined with an unfavourable mix. Revenues from motorcycles for the period decreased 13.1% to Euro 247.2 million and accounted for 77.1% of total revenues. Motorcycle-related products, including spare parts, accessories and apparel, were Euro 70.4 million, down by 3.8% over previous year.

Gross margin for 2005 amounted to Euro 58.5 million or 18.2% of revenues versus Euro 86.7 million or 23.8% last year, caused by a reduction in motorcycle volumes, a negative product mix and as well as extraordinary devaluation of approximately Euro 15.0 million.

Operating result (EBIT) amounted to a loss of Euro 33.6 million versus Euro 9.2 million profit in 2004, due to the above-mentioned factors.

At EBT level, the result was a loss of Euro 41.0 million versus a profit of Euro 5.4 million due to lower EBIT and the above-mentioned factors.

Net result for the period was a loss of Euro 41.5 million compared to a loss of Euro 3.5 million in 2004.

Company net debt at December 31, 2005 was Euro 137.0 million versus Euro 154.0 million at December 31, 2004.

For 2005, unofficial Ducati registrations were down by 3.5% on last year. Registrations in the US were up by 25.7%, in the non-subsidiary countries by 4.5%, and in France by 1.5% Registrations were down in Benelux (-17.2%), the U.K. (-16.2%), Germany (-15.2%), Italy (-14.7%) and in Japan (-5.5%).

As of December 31, 2005, the Company owned 1,844,669 shares, equivalent to Euro 1,708,163 or 1.15% of its stock capital.

The Board of Directors also approved the project of the financial statements of Ducati Motor Holding S.p.A., a stand-alone company, which registered a net loss on December 31, 2005 of Euro 46.7 million and a net equity of Euro 134.6 million.

Lastly, the Board of Directors of Ducati Motor Holding S.p.A. has convened an Ordinary Shareholders Meeting for March 20, 2006 in first call and on March 22, 2006 in second call to approve the financial statements as of December 31, 2005 and present the Group’s consolidated financial statements as of December 31, 2005. Given that from this Ordinary Meeting, the Company’s adoption of the one-tier corporate governance system, as resolved by the previous Shareholders Meeting on May 5, 2005, will come into effect, shareholders are also called to appoint the new Board of Directors through a cumulative voting system.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

Ducati Motor Holding Group
Net Sales and Shipment Data

	Twelve Months Ended		Twelve Months Ended

	December, 31 2005	December, 31 2004	December, 31 2005	December, 31 2004

Net Revenues (Euro in thousands, US$in thousands)
Motorcycles	€247,236	€284,566	$291,664	$335,703
Spare Parts, Accessories, Apparel	70,397	73,191	83,047	86,343
Other	3,215	5,602	3,793	6,609

Total Net Revenues	€320,848	€363,359	$378,504	$428,655

Ducati Units Motorcycle shipments:			% Change

North America	7,070	5,298	33.4%
Main European market	18,158	21,862	(16.9)%
Japan	2,575	2,351	9.5%
Rest of World	6,733	7,049	(4.5)%

Total	34,536	36,560	(5.5)%

Motorcycle product mix:			% Change

Superbike	6,094	10,213	(40.3)%
Supersport	1,030	1,426	(27.8)%
Sport Naked	16,585	18,026	(8.0)%
Sport Touring	1,397	2,997	(53.4)%
Multistrada	6,156	3,898	57.9%
Sport Classic	3,274	0	n.a.

Total	34,536	36,560	(5.5)%

Unofficial Motorcycle Registrations:			% Change

North America	7,040	5,600	25.7%
Main European market	18,961	21,752	(12.8)%
Japan	2,754	2,914	(5.5)%
Rest of World	5,876	5,621	4.5%

Total	34,631	35,887	(3.5)%

Ducati Motor Holding Group
Profit & Loss
(Euro in thousands, US$in thousands, except for shares)

	Twelve Months Ended		Twelve Months Ended

	December, 31 2005	December, 31 2004	December, 31 2005	December, 31 2004	Percent Change

Revenues (net)	€320,848	€363,359	$378,504	$428,655	(11.7)%
Cost of goods sold	(262,392)	(276,708)	(309,544)	(326,432)

Gross Margin	58,456	86,651	68,960	102,223	(32.5)%
Other operating revenues	34,184	30,810	40,327	36,347
SG&A expenses	(111,298)	(107,054)	(131,298)	(126,292)
Other operating income and expenses	(1,978)	(1,226)	(2,333)	(1,446)
Restructuring Reserve	(13,000)	0	(15,336)	0

Operating result	(33,636)	9,181	(39,680)	10,832
Financing expense, net	(7,315)	(3,826)	(8,630)	(4,514)

Profit/(loss)before income taxes and min.interest	(40,951)	5,355	(48,310)	6,318
Income Tax	(511)	(8,824)	(603)	(10,410)

Net Result including minority interests	(41,462)	(3,469)	(48,913)	(4,092)
Minority Interests	(1)	(11)	(1)	(13)

Net Result for the Group	(41,463)	(3,480)	(48,914)	(4,105)
Shares outstanding	159,360,037	158,826,407	159,360,037	158,826,407

Note: On December 31, 2005 US$1 = 0,8477 Euros

Ducati Motor Holding Group
Consolidated Balance Sheet
(Euro in thousands)

	Period ended 31/12/2005 € 000%		Period ended 31/12/2004 € 000%

Current assets
Cash and cash equivalents	53,017		49,327
Trade receivables	102,232		118,622
Inventories	81,380		92,293
Other current assets	9,217		25,787

Total current assets	245,846	53.1%	286,029	56.9%

Non-current assets
Property, plant and equipment	66,556		70,288
Goodwill and intangible assets with an indefinite life	86,050		86,050
Other intangible assets	39,665		38,268
Equity investments	20		20
Prepaid taxes	24,662		21,665
Other non-current assets	386		403

Total non-current assets	217,339	46.9%	216,694	43.1%

Total assets	463,185	100%	502,723	100%

Current liabilities
Due to banks	64,148		151,080
Trade payables	85,203		77,463
Due to tax authorities	5,537		8,298
Other current liabilities	20,202		15,936
Provisions for charges - current portion	18,621		4,726

Total current liabilities	193,711	41.8%	257,503	51.2%

Long-term liabilities
Long-term debt	125,824		63,782
Provisions relating to employees	9,669		8,482
Deferred taxation	13,697		12,207
Due to tax authorities	—		1,292
Provisions for charges - long-term portion	1,525		1,663

Total long-term liabilities	150,715	32.5%	87,426	17.4%

Total liabilities	344,426	74.4%	344,929	68.6%

Shareholders’ equity
Share capital	82,867		82,590
Reserve	69,998		69,085
Gain / Loss	7,341		9,572
Net results for the period	(41,464)		(3,469)

Total Group shareholders’ equity	118,742	25.6%	157,778	31.4%

Minority interest	17		16

Total Shareholders equity	118,759		157,794

Total liabilities and shareholders’ equity	463,185	100%	502,723	100%

Ducati Motor Holding Group
Consolidated Balance Sheet
(US$in thousands)

	Period ended 31/12/2005 $ 000%		Period ended 31/12/04 $ 000%

Current assets
Cash and cash equivalents	62,544		58,191
Trade receivables	120,603		139,938
Inventories	96,004		108,878
Other current assets	10,873		30,421

Total current assets	290,025	53.1%	337,428	56.9%

Non-current assets
Property, plant and equipment	78,516		82,919
Goodwill and intangible assets with an indefinite life	101,513		101,513
Other intangible assets	46,793		45,145
Equity investments	24		24
Prepaid taxes	29,094		25,558
Other non-current assets	455		475

Total non-current assets	256,395	46.9%	255,634	43.1%

Total assets	546,419	100%	593,062	100%

Current liabilities
Due to banks	75,675		178,229
Trade payables	100,514		91,383
Due to tax authorities	6,532		9,789
Other current liabilities	23,832		18,800
Provisions for charges - current portion	21,967		5,575
Total current liabilities	228,521	41.8%	303,776	51.2%
Long-term liabilities
Long-term debt	148,435		75,244
Provisions relating to employees	11,407		10,006
Deferred taxation	16,158		14,401
Due to tax authorities	—		1,524
Provisions for charges - long-term portion	1,799		1,962

Total long-term liabilities	177,798	32.5%	103,136	17.4%

Total liabilities	406,319	74.4%	406,913	68.6%

Shareholders’ equity
Share capital	97,758		97,431
Reserve	82,577		81,500
Gain / Loss	8,660		11,292
Net results for the period	(48,915)		(4,092)

Total Group shareholders’ equity	140,080	25.6%	186,131	31.4%

Minority interest	20		19

Total Shareholders equity	140,100		186,150

Total liabilities and shareholders’ equity	546,419	100%	593,062	100%

Ducati Motor Holding Group
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended 31/12/05 € 000	Period ended 31/12/04 € 000

Cash flow generated by operating activities
Net profit (loss) for the year	(41,464)	(3,469)
Conversion reserve	1,799	(987)
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	1,238	557
- Amortisation	24,094	27,330
- Devaluation	9,270	—
- Taxes paid	4,230	5,268
Change in operating assets and liabilities
- Working capital	35,043	(6,293)
- Effects of IAS 39 and 32 adoption from 1 January 2005	(994)	—
- Other current assets	1,570	2,517
- Other current liabilities	4,266	6
- Due to tax authorities	(8,283)	(7,890)
- Deferred tax liabilities (net)	1,490	—
- Deferred tax assets (net)	(2,997)	5,833
- Employee benefits	1,187	711
- Provisions for charges	757
- Restructuring Reserve	13,000	(140)

Net cash generated by operating activities (A)	44,206	23,443

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(10,928)	(10,613)
Net change in intangible fixed assets	(20,455)	(15,099)
Disposal from property, plant and equipment	354	219
Other fixed assets	17	139

Net cash used in investing activities (B)	(31,012)	(25,354)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	13,194	(1,911)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(13,248)	9,724
Interest	3,358	7,290
Change in minority interests	1	16
Increase in share capital and reserves	385	235
Change in cash generated by financing activities	(9,504)	17,265

Increase (decrease) in cash on hand, bank deposits and securities	3,690	15,354

Cash and cash equivalents, beginning of year	49,327	33,973

Cash and cash equivalents, end of period/ year	53,017	49,327

Ducati Motor Holding Group
Consolidated Statements of Cash Flow
(Dollar in thousands)

	Period ended 31/12/05 $ 000	Period ended 31/12/04 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year	(48,915)	(4,092)
Conversion reserve	2,122	(1,164)
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	1,460	657
- Amortisation	28,424	32,241
- Devaluation	10,936	—
- Taxes paid	4,990	6,215
Change in operating assets and liabilities
- Working capital	41,340	(7,424)
- Effects of IAS 39 and 32 adoption from 1 January 2005	(1,173)	—
- Other current assets	1,852	2,969
- Other current liabilities	5,033	7
- Due to tax authorities	(9,771)	(9,308)
- Deferred tax liabilities (net)	1,758	—
- Deferred tax assets (net)	(3,536)	6,881
- Employee benefits	1,400	839
- Provisions for charges	893	—
- Restructuring Reserve	15,336	(165)

Net cash generated by operating activities (A)	52,150	27,656

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(12,892)	(12,520)
Net change in intangible fixed assets	(24,131)	(17,812)
Disposal from property, plant and equipment	418	258
Other fixed assets	20	164

Net cash used in investing activities (B)	(36,585)	(29,910)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	15,565	(2,254)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(15,629)	11,471
Interest	3,961	8,600
Change in minority interests	1	19
Increase in share capital and reserves	454	277

Change in cash generated by financing activities	(11,212)	20,368

Increase (decrease) in cash on hand, bank deposits and securities	4,353	18,113

Cash and cash equivalents, beginning of year	58,191	40,078

Cash and cash equivalents, end of period/ year	62,544	58,191

Ducati Motor Holding S.p.A.
Profit & Loss
(Euro in thousands)

	Period ended 31.12.2005		Period ended 31.12.2004

Revenues (net)	285,958		319,671
Cost of goods sold	(254,072)		(260,938)

Gross Margin	31,886	11.2%	58,733	18.4%
Other operating revenues	10,042		13,247
Sales expenses	(38,091)		(47,309)
G&A expenses	(33,805)		(19,138)
Other operating income and expenses	(1,261)		(237)
Gain on brand disposal	—		23,000
Restructuring Reserve	(13,000)		—

Operating Result	(44,229)	(15.5)%	28,297	8.9%
Financial revenues	1,644		1,337
Financing expenses	(8,281)		(10,656)
Exchange rate difference	851		3,833

Profit/(loss)before income taxes and min.interest	(50,016)	(17.5)%	22,811	7.1%
Income Tax	3,246		(11,251)

Net Result including minority interests	(46,770)	(16.4)%	11,560	3.6%
Minority Interests	—		—

Net Result for the Group	(46,770)	(16.4)%	11,560	3.6%

Ducati Motor Holding Group
Balance Sheet
(Euro in thousands)

	Period ended 31.12.2005%		Period ended 31.12.2004%

Current assets
Cash and cash equivalents	21,693		17,559
Trade receivables	47,275		56,721
Intercompany receivables	75,853		101,893
Inventories	53,287		61,653
Other current assets	6,998		22,517

Total current assets	205,106	47.0%	260,343	52.7%

Non-current assets
Property, plant and equipment	65,429		68,126
Goodwill and intangible assets with an indefinite life	80,976		80,976
Other intangible assets	39,961		38,257
Equity investments	26,530		34,009
Prepaid taxes	18,472		12,262
Other non-current assets	148		147

Total non-current assets	231,517	53.0%	233,778	47.3%

Total assets	436,623	100%	494,121	100%

Current liabilities
Due to banks	80,677		177,181
Trade payables	73,224		64,978
Intercompany payables	15,024		11,782
Due to tax authorities	2,681		5,570
Other current liabilities	11,533		8,659
Provisions for charges - current portion	24,418		4,692

Total current liabilities	207,558	47.5%	272,863	55.2%

Long-term liabilities
Long-term debt	71,703		18,455
Provisions relating to employees	8,311		7,715
Deferred taxation	12,960		10,993
Due to tax authorities	—		1,292
Provisions for charges - long-term portion	1,525		1,663

Total long-term liabilities	94,498	21.6%	40,119	8.1%

Total liabilities	302,056	69.2%	312,982	63.3%

Shareholders’ equity
Share capital	82,867		82,590
Reserve	98,469		86,989
Net results for the period	(46,770)		11,560

Total Group shareholders’ equity	134,567	30.8%	181,139	36.7%

Minority interest
Total Shareholders equity	436,623	100%	494,121	100%

Ducati Motor Holding S.p.A.
Statement of Cash Flow
(Euro in thousands)

	Period ended 31.12.2005 € 000	Period ended 31.12.2004 € 000

Cash flow generated by operating activities
Net profit (loss) for the year	(46,769)	11,560
Conversion reserve	—	—
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
- Non cash items for stock options	1,029	558
- Amortisation	22,655	24,515
- Devaluation	9,271	—
- Taxes paid	3,879	3,656
Change in operating assets and liabilities
- Working capital	55,340	(23,117)
- Effects of IAS 39 and 32 adoption from 1 January 2005	(1,216)	4,466
- Other current assets	519	(10,314)
- Other current liabilities	2,874	(20,483)
- Due to tax authorities	(8,086)	(3,915)
- Deferred tax liabilities (net)	(6,210)	769
- Deferred tax assets (net)	1,967	6,129
- Employee benefits	595	643
- Provisions for charges	6,614	(38)
- Restructuring Reserve	13,000	—

Net cash generated by operating activities (A)	55,461	(5,571)

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment	(10,370)	(11,312)
Net change in intangible fixed assets	(20,688)	(13,017)
Disposal from property, plant and equipment	124	—
Decrease/Increase in equity investments	7,479	(341)
Other fixed assets	—	133

Net cash used in investing activities (B)	(23,455)	(24,537)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)	32,006	(30,108)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	(31,327)	20,675
Financial activities - Credit Link	—	15,000
Interest	3,070	7,280
Change in minority interests	—	—
Increase in share capital and reserves	385	236
Other fixed financial assets	—	—

Change in cash generated by financing activities	(27,872)	43,191

Increase (decrease) in cash on hand, bank deposits and securities	4,134	13,083

Cash and cash equivalents, beginning of year	17,559	4,477

Cash and cash equivalents, end of period/ year	21,693	17,560